InterOil Sets Conference Call

PORT MORESBY, Papua New Guinea and HOUSTON, Dec. 5, 2013 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced INTEROIL SELECTS TOTAL SA FOR PNG GAS DEVELOPMENT. A conference call will be held on Friday, December 6, 2013, at 9:30 a.m. Central (10:30 a.m. Eastern) to discuss the transformational transaction to monetise InterOil's Elk-Antelope fields.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (651) 291-0900. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media Contacts

John Hurst
Cannings Corporate Communications
Phone: +61-418-708-663